QuickLinks -- Click here to rapidly navigate through this document

Exhibit 12.1

Six Flags, Inc.

Computation of Ratio of Earnings to Fixed Charges

	Year Ended December 31,					Three Months Ended March 31,
	1998	1999	2000	2001	2002	2002	2003
	(in thousands)
Earnings:
Income (loss) before cumulative effect of change in accounting principle	34,840	(30,526)	(51,959)	(58,102)	(44,644)	(108,174)	(110,105)
Income tax expense (benefit)	40,190	16,830	5,622	(12,422)	(15,422)	(69,340)	(71,355)
Interest expense	149,820	193,965	232,336	230,033	231,245	61,368	54,373
Early repurchase of debt	1,314	18,826	—	13,756	29,895	—	—
Equity in loss (income) of partnerships	(24,054)	(26,180)	(11,833)	(21,512)	(15,664)	15,176	12,084
Distributions received from equity investees	19,931	17,656	33,531	26,973	26,679	4,444	1,695
Minority interest in earnings	960	100	—	—	—	—	—
1/3 of rental expense	2,639	3,500	3,091	3,817	4,139	954	1,035

Adjusted earnings (loss)	225,640	194,271	210,788	182,543	216,228	(95,572)	(112,263)

Fixed Charges
Interest expense	149,820	193,965	232,336	230,033	231,245	61,368	56,373
1/3 of rental expense	2,639	3,500	3,091	3,817	4,139	954	1,035

Total fixed charges	152,459	197,465	235,427	233,850	235,384	62,322	55,408

Ratio of earnings to fixed charges	1.5	1.0	0.9	0.8	0.9	NM	NM
Deficiency		3,194	24,639	51,307	19,156	157,894	167,671

QuickLinks

Six Flags, Inc.